UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
____________________

SL INDUSTRIES, INC.
(Name of Subject Company (Issuer))
____________________

HANDY & HARMAN LTD.
and
HANDY & HARMAN GROUP LTD.,
its wholly owned subsidiary
and
SLI ACQUISITION CO.,
its wholly owned subsidiary
(Names of Filing Persons (Offerors))
____________________

STEEL PARTNERS HOLDINGS L.P.
STEEL PARTNERS HOLDINGS GP INC.
DGT HOLDINGS CORP.
WARREN G. LICHTENSTEIN
(Names of Filing Persons (Other Persons))
____________________

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
____________________

784413106
(CUSIP Number of Class of Securities)
____________________

Jack L. Howard
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
____________________

With a copy to:
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$163,244,295.00	$16,438.70
*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of SL Industries Inc. (the “Company”), at a purchase price of $40.00 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 3,969,560 issued and outstanding shares of common stock of the Company, multiplied by $40.00 per share; (ii) 125,890 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $40.00 per share, multiplied by $16.77 per share (which is equal to the difference between $40.00 and $23.23, the weighted average exercise price of such options); (iii) 43,768 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $40.00 per share; and (iv) 15,000 restricted shares of common stock of the Company, multiplied by $40.00 per share. The foregoing numbers of shares of common stock, options, restricted stock units and restricted shares of common stock have been provided by the issuer to the offeror and are as of the close of business on April 20, 2016, the most recent practicable date. The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $163,244,295.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016,  issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,438.70	Filing Party: Handy & Harman Ltd., Handy & Harman Group Ltd. and SLI Acquisition Co.
Form or Registration No.: Schedule TO (File No. 005-34262)	Date Filed: April 21, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (as amended, the “Schedule TO”), by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”). The Schedule TO relates to the offer to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the “Shares”), of SL Industries, Inc., a Delaware corporation (the “Company”), at a purchase price of $40.00 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO filed with the SEC as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase.

The information set forth in the Offer to Purchase is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

This Amendment No. 3 should be read together with the Schedule TO.  The following amendments and supplements to the Items of the Schedule TO are hereby made.

Item 1. Summary Term Sheet.

1.           The subsection captioned “Who is offering to buy my securities?” is hereby amended and restated as follows:

“Who is offering to buy my securities?

Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Acquisition Sub”), are offering to buy your Shares. Acquisition Sub was formed for the sole purpose of making the Offer and completing the process by which it will be merged with and into the Company.  Steel Partners Holdings L.P. (“Steel Holdings”) beneficially owns, indirectly through its subsidiaries, approximately 69.8% of the outstanding shares of common stock of Parent. Steel Holdings, through its wholly owned subsidiary, DGT Holdings Corp. (“DGT”), also is the beneficial owner of 994,840 Shares, representing approximately 25.1% of the issued and outstanding Shares. Steel Partners Holdings GP Inc. (“Steel Holdings GP”) is the general partner of Steel Holdings.  Warren G. Lichtenstein is the Executive Chairman of Steel Holdings GP, the Chairman of the Board of Parent and a director of the Company.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Acquisition Sub and, where appropriate, the Purchaser Group. We use the term “Parent” to refer to Handy & Harman Ltd., the term “Purchaser” to refer to Handy & Harman Group Ltd., the term “Acquisition Sub” to refer to SLI Acquisition Co., the term “the Company” to refer to SL Industries, Inc., the term “Steel Holdings” to refer to Steel Partners Holdings L.P., the term “Steel Holdings GP” to refer to Steel Partners Holdings GP Inc., the term “DGT” to refer to DGT Holdings Corp. and the term “Purchaser Group” to refer to Parent, Purchaser, Acquisition Sub, Steel Holdings, Steel Holdings GP, DGT and Mr. Lichtenstein.

See The Tender Offer — Section 8 — Certain Information Concerning the Purchaser Group and Special Factors —  Section 9 — Certain Relationships between the Purchaser Group and the Company.”

Item 3. Identity and Background of Filing Person.

(a) – (c)  This Schedule TO is filed by the Purchaser Group.  The information set forth in The Tender Offer – Section 8 – Certain Information Concerning the Purchaser Group in the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated by reference herein.

1.           The Tender Offer – Section 8 – Certain Information Concerning Parent, Purchaser and Acquisition Sub is hereby amended and restated in its entirety as follows:

“8.	Certain Information Concerning the Purchaser Group.

Parent, a Delaware corporation, is a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves.  The principal executive offices of Parent are located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604. The telephone number at such office is (914) 461-1300.

Purchaser, a Delaware corporation and a wholly owned subsidiary of Parent, owns Handy & Harman and Bairnco, LLC, formerly Bairnco Corporation. The principal executive offices of Purchaser are located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604. The telephone number at such office is (914) 461-1300.

Acquisition Sub is a Delaware corporation and a wholly owned subsidiary of Purchaser and was formed solely for the purpose of facilitating Purchaser’s acquisition of the Company. Acquisition Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Acquisition Sub will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The principal executive offices of Acquisition Sub are located at 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.The telephone number at such office is (914) 461-1300.

Steel Holdings, a Delaware limited partnership, is a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests.  It owns and operates businesses, and has significant investments in companies, in various industries, including diversified industrial products, energy, defense, supply chain management and logistics, banking, and youth sports.  The principal executive offices of Steel Holdings are located at 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The telephone number at such office is (212) 520-2300.

Steel Holdings GP, a Delaware corporation and a wholly owned subsidiary of Steel Holdings, serves as the general partner of Steel Holdings.  The principal executive offices of Steel Holdings GP are located at 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The telephone number at such office is (212) 520-2300.

DGT, a Delaware corporation and a wholly owned subsidiary of Steel Holdings, is currently engaged in the real estate business.  The principal executive offices of DGT are located at 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The telephone number at such office is (212) 520-2300.  DGT is the beneficial owner of 994,840 Shares, representing approximately 25.1% of the issued and outstanding Shares.  By virtue of their relationships with DGT, each of Steel Holdings and Steel Holding GP may be deemed to beneficially own the Shares owned directly by DGT.

Warren G. Lichtenstein is the Executive Chairman of Steel Holdings GP, the Chairman of the Board of Parent and a director of the Company.  Mr. Lichtenstein’s principal executive offices are located at 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The telephone number at such office is (212) 520-2300.  As of the date hereof, Mr. Lichtenstein owns directly 7,507 Shares, representing approximately 0.2% of the outstanding Shares, and beneficially owns an additional 6,000 unvested restricted Shares.  In his capacity as a director of the Company, Mr. Lichtenstein received a grant of 3,000 restricted Shares on each of May 4, 2016, May 28, 2015 and May 12, 2014.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of each member of the Purchaser Group are set forth in Schedule I to this Offer to Purchase.

None of the members of the Purchaser Group or, to the best knowledge of any member of the Purchaser Group, the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

2.           Schedule I to the Offer to Purchase is hereby amended and restated in its entirety as follows:

SCHEDULE I:

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER GROUP

Parent

The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each director and executive officer of Parent is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Warren G. Lichtenstein (Chairman of the Board)	50
Mr. Lichtenstein has served as the Chairman of the Board of Parent since July 2005. Mr. Lichtenstein has served on the Board of Directors of over twenty public companies. He served as the Chairman of the Board and Chief Executive Officer of Steel Partners Holdings GP Inc. (“Steel Holdings GP”) from July 2009 to February 2013, and has served as Executive Chairman since February 2013. Steel Holdings GP is the general partner of Steel Partners Holdings L.P. (“Steel Holdings”) a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests. Mr. Lichtenstein is the Chairman and Chief Executive Officer of Steel Partners LLC (“Steel Partners”) and has been associated with Steel Partners and its affiliates since 1990. Since March 2013, Mr. Lichtenstein has served as Chairman of the Board of ModusLink Global Solutions, Inc. (“ModusLink”), a NASDAQ company providing customized supply chain management services to the world’s leading high technology companies, and became its interim Chief Executive Officer on March 28, 2016. Mr. Lichtenstein has served as a director of Aerojet Rocketdyne Holdings, Inc., a NYSE-listed manufacturer of aerospace and defense products and systems with a real estate business segment, since March 2008 and has served as the Chairman of the Board since March 2013. Mr. Lichtenstein has served as a director (currently Chairman of the Board) of Steel Excel Inc. (“Steel Excel”), a company whose business currently consists of Steel Sports Inc. and Steel Energy Services Ltd., since October 2010 and Chairman of the Board since May 2011. In 2011 Mr. Lichtenstein founded Steel Sports, Inc., a subsidiary of Steel Excel dedicated to building a network of participatory and experience-based sports-related businesses, with a particular emphasis on youth sports. He has served as a director of the Company since March 2010.

Jack L. Howard (Principal Executive Officer and Director)	54
Mr. Howard has been Vice Chairman of the Board of Parent since March 2012 and Principal Executive Officer of Parent since January 2013, and has served as a director since July 2005. Mr. Howard has been a registered principal of Mutual Securities, Inc., a FINRA registered broker-dealer, since 1989. Mr. Howard has served as the President of Steel Holdings GP since July 2009 and has served as a director of Steel Holdings GP since October 2011. He also served as the Assistant Secretary of Steel Holdings GP from July 2009 to September 2011 and as Secretary from September 2011 to January 2012. He is the President of SP General Services LLC. He is the President of Steel Partners LLC and has been associated with Steel Partners LLC and its affiliates since 1993. Mr. Howard also co-founded Steel Partners II, L.P. in 1993, a private investment partnership that is now a wholly owned subsidiary of Steel Holdings. Mr. Howard has been a director of Steel Excel since December 2007, serving as Vice Chairman of the Steel Excel Board of Directors since May 2012, and Principal Executive Officer of Steel Excel since March 2013. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Douglas Woodworth (Senior Vice President and Chief Financial Officer)	44
Mr. Woodworth has served as Chief Financial Officer of each of Steel Holdings, Parent and Steel Excel since May 2016, and as Vice President and Controller of Parent since August 2012.  Mr. Woodworth has over two decades of progressive responsibility in accounting and finance.  Prior to joining Parent, Mr. Woodworth served as Vice President and Corporate Controller with SunEdison, Inc. (formerly MEMC Electronic Materials, Inc.), from August 2011 to July 2012, and as Vice President and Corporate Controller of Globe Specialty Metals, Inc. from November 2007 to July 2011.  Prior to that, Mr. Woodworth held positions of increasing responsibility with Praxair, Inc.  Mr. Woodworth began his career with KPMG LLP.  Mr. Woodworth is a certified public accountant.

Patrick A. DeMarco (Director)	51
Mr. DeMarco has served as a director of Parent since 2012. Mr. DeMarco has been President of Risken Software Services, a provider of enterprise level technology solutions to automotive dealerships, since 2006.

Robert Frankfurt (Director)	50
Mr. Frankfurt has been a director of Parent since November 2008. Mr. Frankfurt is the founder of Myca Partners, Inc., an investment advisory services firm, and has served as its President since November 2006. Mr. Frankfurt served as a director of Peerless Systems Corp., a public company that licenses and sells imaging and networking technologies and components to the digital document markets, from November 2010 to June 2012.  Mr. Frankfurt served as a director of Mercury Payment Systems, Inc., a private company that provides integrated transaction processing, from October 2010 until its sale in June 2014.

John H. McNamara Jr. (Director)	52
Mr. McNamara has served as a director of Parent since February 2008. He is a Managing Director and investment professional of Steel Partners and has been associated with Steel Partners and its affiliates since 2006. Mr. McNamara has served as Chairman of the Board of WebBank, a Utah chartered industrial bank that is a wholly owned subsidiary of Steel Holdings, since 2009, and Executive Chairman since 2012. Mr. McNamara served as a director of the Company from 2008 until 2011.

Garen W. Smith (Director)	73
Mr. Smith has served as a director of Parent since 2002. He has served as Vice President, Secretary and Treasurer of New Abundance Corp., a business consulting company, since 1997. Mr. Smith has served as a director of Phillips Manufacturing Company since November 2006. Mr. Smith also serves on the advisory board of Steel Warehouse Company, Inc. Mr. Smith is also currently the President of Grove Park Associates, a small, regional residential developer.

Jeffrey A. Svoboda (Senior Vice President and Director)	64
Mr. Svoboda has served as a director of Parent since June 2011 and has been President and Chief Executive Officer of Purchaser since August 2011, and President of Handy & Harman since January 2008, and of Bairnco LLC since January 2009, each a wholly owned subsidiary of Purchaser. Mr. Svoboda has also served as a Senior Vice President of Parent since March 2009.

Purchaser

The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. The business address of each director and executive officer of Purchaser is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Jack L. Howard (Director)	54	Mr. Howard has been Chairman of the Board of Purchaser since February 2013. See above for additional information.
Douglas Woodworth (Senior Vice President and Director)	44	See above.
Jeffrey A Svoboda (President, Chief Executive Officer and Director)	64	See above.
Michael T. Held (Vice President and Chief Financial Officer)	58
Mr. Held has served as the Vice President and Chief Financial Officer of Purchaser since January 2013. He served as the US Chief Financial Officer for Acuren Inspection, a single source provider of technology-enabled asset protection solutions, from June 2012 to January 2013. He served as Chief Financial Officer of GSI Group LLC, a manufacturer of grain storage bins and silos, from November 2010 to May 2012.

Acquisition Sub

The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Acquisition Sub are set forth below. The business address of each director and executive officer of Acquisition Sub is 1133 Westchester Avenue, Suite N222, White Plains, New York 10604.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Warren G. Lichtenstein (Chairman of the Board)	50	Mr. Lichtenstein has served as Chairman of the Board of Acquisition Sub since its formation on March 31, 2016. See above for additional information.
Jack L. Howard (Chief Executive Officer, President, and Director)	54	Mr. Howard has served as Chief Executive Officer, President, and Director of Acquisition Sub since its formation on March 31, 2016. See above for additional information.
Douglas Woodworth (Chief Financial Officer, Secretary, Treasurer, and Director)	44	Mr. Woodworth has served as Chief Financial Officer, Secretary, Treasurer, and Director of Acquisition Sub since May 2016. See above for additional information.

Steel Holdings and Steel Holdings GP

Steel Holdings does not have any directors or executive officers. Steel Holdings GP is the general partner of Steel Holdings.  The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Steel Holdings GP are set forth below. Except as otherwise set forth below, the business address of each director and executive officer of Steel Holdings GP is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Warren G. Lichtenstein (Executive Chairman)	50	See above.
Jack L. Howard (President and Director)	54	See above.
Douglas Woodworth (Chief Financial Officer)	44	See above.
Anthony Bergamo (Director)	69
Mr. Bergamo has been a member of the Board of Directors of Steel Holdings GP since July 15, 2009. Mr. Bergamo held various positions with MB Real Estate, a property development and management company based in New York City and Chicago, since April 1996, including the position of Vice Chairman since May 2003. Mr. Bergamo served as Managing Director with Milstein Hotel Group, a hotel operator, since April 1995. He has also serves as the Chief Executive Officer of Niagara Falls Redevelopment, LLC, a real estate development company, since August 1998. He has served as a director of ModusLink since December 2013 and as Chair of its Audit Committee since May 2014. Mr. Bergamo was a director of Lone Star Steakhouse & Saloon, Inc., an owner and operator of restaurants, from May 2002 until December 2006, at which time such company was sold to a private equity fund. At the time of such sale, Mr. Bergamo was the Chairman of the Audit Committee of Lone Star Steakhouse & Saloon, Inc.  He has also been a director since 1995, a Trustee since 1986 and currently is Chairman of the Audit Committee and a member of the Executive and Compensation Committees of Dime Community Bancorp. Mr. Bergamo is also the Founder of the Federal Law Enforcement Foundation, a foundation that provides economic assistance to both federal and local law enforcement officers suffering from serious illness and to communities recovering from natural disasters, and has served as its Chairman since 1988. He formerly served as a Member of the New York State Commission for Sentencing Reform as a member of the Board of New York Off-Track Betting. Mr. Bergamo serves as Chairman of the Audit Committee of the Board.  The business address for Mr. Bergamo is c/o MB Real Estate, 335 Madison Avenue, 14th Floor, New York, NY 10017.

John P. McNiff (Director)	55
Mr. McNiff has been a member of the Board of Directors of Steel Holdings GP since July 15, 2009. He has been chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund, since 2004. Mr. McNiff has served as a director of ICM Insurance, a New York corporation, since 1999. In 1993, Mr. McNiff co-founded Longwood Investment Advisors, Inc., a Pennsylvania corporation, and served as President from 1993 until 2005. In 1991, Mr. McNiff also co-founded Radnor Holdings Corporation, a diversified chemical manufacturer, and served as its Senior Vice President, from 1991 until 2004.  From 1988 until 1991, Mr. McNiff served as Vice President of Corporate Development of Airgas, a publicly traded New York Stock Exchange company. From 1986 until 1988, Mr. McNiff was an associate at the law firm of Davis Polk & Wardwell. Mr. McNiff has served on the boards of Colonial Penn Insurance Company, Lincoln Mortgage Company, Chartwell Investment Partners, Radnor Holdings Corporation, Insurance Capital Management, Cooke & Bieler, and Alliance Healthcare. The business address for Mr. McNiff is c/o Discovery Capital Management, LLC, 90 Park Avenue, New York, NY 10016.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Joseph L. Mullen (Director)	69
Mr. Mullen has been a member of the Board of Directors of Steel Holdings GP since July 15, 2009. Mr. Mullen served as a director of Steel Holdings’ predecessor entity WebFinancial Corporation (“WebFinancial”) from 1995 until December 2008. Since January 1994, Mr. Mullen has served as Managing Partner of Li Moran International, Inc., a management consulting company, and has functioned as a senior officer overseeing the merchandise and marketing departments for such companies as Leewards Creative Crafts Inc. and Office Depot of Warsaw, Poland.  The business address for Mr. Mullen is c/o Li Moran International, 611 Broadway, Suite 722, New York, NY 10012.

General Richard I. Neal (Director)	73
General Neal has been a member of the Board of Directors of Steel Holdings GP since July 15, 2009. General Neal became President of Sisvel US, Inc. in 2010 and served as President of Audio MPEG since 2003; both companies license intellectual property. He is presently Chairman of the Board for SisvelUS. Additionally, General Neal was President of IP Global and Safer Display, both intellectual property licensing companies. He was the Senior Mentor for the United States Marine Corps for five years and has been a Senior Fellow for the National Defense University since his retirement from the Marine Corps in 1998. General Neal currently serves as a director of Humanetics Corporation and is a Trustee for Norwich University. He was a Senior Fellow for the Institute for Defense and Business at the University of North Carolina. He was a director for United Industrial Corporation and for AgustaWestland Inc. Following graduation from Northeastern University in 1965, he was commissioned as a Second Lieutenant in the Marine Corps. For the next thirty-five years, General Neal commanded at every level within the Marine Corps; battery, battalion, brigade and as the Second Marine Division Commander. He served two tours in the Republic of Vietnam. During Operation Desert Storm, General Neal served as the Director of Operations for U.S. Central Command and was also responsible for briefing the international press on the war. Before his retirement in 1998, General Neal’s last assignment was as the Assistant Commandant of the Marine Corps.  The business address for General Neal is c/o Sisvel US, Inc., 66 Canal Center Plaza, Suite 750, Alexandria, VA 22314.

Allan R. Tessler (Director)	79
Mr. Tessler has been a member of the Board of Directors of Steel Holdings GP since July 15, 2009. Mr. Tessler has served as the Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm, since 1987. Mr. Tessler served as Chief Executive Officer of Epoch Holding Corporation, a NASDAQ-listed investment management company, from February 2000 until June 2004, and has served as Chairman of the Board since May 1994. Previously, he was Co-Chairman and Co-Chief Executive Officer of Interactive Data Corporation (formerly Data Broadcasting Corporation), a securities market data supplier, from June 1992 until February 2000. Mr. Tessler was co-founder and Chairman of the Board of Enhance Financial Services, Inc., a public insurance holding company, from 1986 until 2001, and was Chairman of the Board of Great Dane Holdings Inc., a private diversified holding company, from 1987 until 1996. He presently is lead director of Limited Brands, Inc., director of Imperva, Inc. and director of TD Ameritrade Holding Corporation. He serves as Chairman of the Board of Trustees of the Hudson Institute and is a member of the Board of Governors of the Boys & Girls Clubs of America.  The business address for Mr. Tessler is c/o International Financial Group, Inc., 2500 North Moose Wilson Road, Wilson, WY 83014.

DGT

The name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of DGT are set forth below. The business address of each director and executive officer of DGT is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  Each of the following individuals is a U.S. citizen.

Name and Position	Age	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years
Warren G. Lichtenstein (Chairman)	50	See above.
Jack L. Howard (President, Chief Executive Officer, Secretary and Director)	54	See above.
Douglas Woodworth (Chief Financial Officer and Treasurer)	44	See above.

Item 4. Terms of the Transaction.

1.           Special Factors – Section 4 – Position of the Purchaser Group Regarding Fairness of the Offer and the Merger is hereby amended and restated in its entirety as follows:

“4.	Position of the Purchaser Group Regarding Fairness of the Offer and the Merger.

Position of the Purchaser Group. The rules of the SEC require the Purchaser Group to express its belief as to the fairness of the Offer and the Merger to the unaffiliated stockholders of the Company. The Purchaser Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The views of the Purchaser Group should not be construed as a recommendation to any Company stockholder regarding whether to tender Shares into the Offer.

The Purchaser Group attempted to negotiate the terms of a transaction that would be most favorable to the Purchaser Group and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to the stockholders of the Company. No member of the Purchaser Group believes that it has or had any fiduciary duty to the Company or its stockholders, including with respect to the Offer, the Merger and their terms. No member of the Purchaser Group participated in the deliberation process of the Special Committee or the Company Board and no member of the Purchaser Group participated in the conclusions of the Special Committee or the Company Board as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, nor did any member of the Purchaser Group undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. No member of the Purchaser Group received advice from the Special Committee, the Company Board or any of their respective legal or financial advisors as to the substantive or procedural fairness of the Offer or the Merger.

The Purchaser Group believes the Offer and the Merger are fair to the Company’s unaffiliated stockholders. The Purchaser Group bases its belief on, among other things, the following material factors, each of which, in the judgment of the Purchaser Group, supports its views:

•
The Offer Price represents a premium of 38.2% over the closing price of the Shares on February 8, 2016 (the last full trading day prior to the announcement of Parent’s proposal to acquire the Company in an all-cash transaction), and a premium of approximately 18.7% over the closing price of the Shares on April 6, 2016 (the last full trading day prior to the announcement of the Merger Agreement).

•
The Offer will provide holders with the ability to obtain immediate liquidity for their Shares at a premium, without the brokerage and other costs typically associated with market sales, as opposed to the difficulty stockholders may otherwise experience in selling their Shares on the open market, due to the extremely thin trading volume of the Shares.

•
The Offer Price to be paid in the Offer and the Merger will be paid in cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding long-term business risk.

•	The Company’s stockholders will not be obligated to tender Shares in the Offer, and if they so desire, will be able to exercise appraisal rights with respect to the Merger.

•	The Offer is not subject to any financing condition.

•
The other factors considered by, and the findings of, the Special Committee and the Company Board with respect to the substantive fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — The Special Committee; Reasons for its Determinations” and “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — Reasons for the Board Determinations”, which are expressly adopted by the Purchaser Group.

In addition, the Purchaser Group believes that the Offer is procedurally fair to the Company’s unaffiliated stockholders, based on the following factors:

•
The Company Board, based on the unanimous recommendation of the Special Committee, unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) are, on the terms and subject to the conditions set forth in the Merger Agreement, advisable and in the best interests of and are fair to the Company and its unaffiliated stockholders, (ii) approved, adopted and authorized in all respects the Merger Agreement (together with the other documents executed by the Company in connection therewith, including the Tender Agreement) and the transactions contemplated by the Merger Agreement (including the Offer and the Merger), (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of Shares for payment pursuant to the Offer.

•
The interests of the Company’s unaffiliated stockholders were represented by the Special Committee comprised of outside, non-employee directors, which had the exclusive authority to review, evaluate and negotiate the terms and conditions of the Merger Agreement, and the Special Committee was advised by Houlihan Lokey Capital, Inc., as financial advisor, and by Gardere Wynne Sewell LLP, as legal advisor.

•
The Offer is conditioned upon there being validly tendered and not withdrawn a number of Shares that satisfies both the Minimum Tender Condition and the Super-Majority of the Minority Condition, and that each of these conditions is non-waivable.

•
The Merger Agreement permits the Company (acting through the Special Committee) to participate in discussions or negotiations with, and furnish information to, any third party from which the Company receives a bona fide written acquisition proposal, if the Company Board and/or Special Committee determines in good faith, after consultation with its independent financial advisors and outside counsel, that such acquisition proposal constitutes or could reasonably be expected to result in a proposal superior to the Offer and Merger and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

•
The Merger Agreement further provides that if the Company is approached by certain previously interested third parties with respect to the potential submission of a new or revised acquisition proposal, then the Company (acting through the Special Committee) may furnish information to any such third party (without regard to whether such third party has submitted a new or revised acquisition proposal) and may thereafter engage in discussions or negotiations with such third party at such time as it submits a new or revised acquisition proposal that satisfies the requirements in the foregoing paragraph.

•
The fact that Parent has publicly announced proposals to pursue a business combination transaction with the Company on prior occasions (the most recent being almost two months prior to the signing of the Merger Agreement), thereby putting third parties potentially interested in a business combination with the Company on notice.

•
As provided in the Merger Agreement, if the Company receives an acquisition proposal from a third party that the Company Board and/or the Special Committee concludes in good faith (after consultation with its independent financial advisors and outside legal counsel) constitutes a proposal superior to the Offer and Merger (after giving the Purchaser Group the opportunity to renegotiate the terms of the Merger Agreement), the Company Board and/or the Special Committee may (i) cause the Company to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to such superior proposal (in which case the Company will be required to pay Purchaser a termination fee and reimburse transaction expenses) and (ii) withdraw, qualify or modify their approval of the Merger Agreement, the Offer and the Merger if the Company Board or the Special Committee determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•
As provided in the Merger Agreement, the Company Board and/or the Special Committee may withdraw, qualify or modify their approval of the Merger Agreement, the Offer and the Merger (after giving the Purchaser Group the opportunity to renegotiate the terms of the Merger Agreement), if the Company Board and/or the Special Committee determines in good faith, after consultation with outside counsel, that, in light of material facts, events or circumstances that were not known by or reasonably foreseeable to the Company Board or the Special Committee as of the date of the Merger Agreement (other than a third-party acquisition proposal), failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, in which case Purchaser may terminate the Merger Agreement and the Company will be required to pay Purchaser a termination fee and reimburse transaction expenses.

•
The tender offer structure allows each of the Company’s stockholders to decide voluntarily whether to tender Shares in the Offer, and unaffiliated stockholders will have sufficient time to make a decision whether to tender in the Offer.

•
The tender offer structure is a direct offer to stockholders and allows the decision regarding the proposed transaction to be made by the stockholders who actually own the Shares at the time of tendering and, accordingly, have a true economic interest in the decision. In a one-step merger, a vote of stockholders is required and voting rights are limited to those who held Shares on a record date typically several weeks prior to the date of the vote and who therefore may or may not be stockholders as of the date of the vote. Moreover, the stockholders of the Company would likely receive the Offer Price in payment for their Shares sooner in a tender offer than if the Purchaser Group pursued a one-step merger transaction.

•
If the Offer is completed, the Merger will be consummated in which all remaining public stockholders will receive the same price per Share as was paid in the Offer, without interest and less any applicable withholding tax.

•
The other factors considered by, and the findings of, the Special Committee and the Company Board with respect to the procedural fairness of the Offer and the Merger to the Company’s unaffiliated stockholders, as described in the Company’s Schedule 14D-9 under the captions “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — The Special Committee; Reasons for its Determinations” and “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — Reasons for the Board Determinations”, which are expressly adopted by the Purchaser Group.

The Purchaser Group also considered the following factors, each of which it considered negative in its considerations concerning the fairness of the terms of the transactions contemplated by the Merger Agreement:

•	Tendering of Shares in the Offer and the consummation of the Merger would eliminate the opportunity for stockholders to participate in any possible future growth and profits of the Company.

•	As to the Offer Price, the financial interests of certain members of the Purchaser Group are different than the financial interests of the Company’s unaffiliated stockholders.

•	The risks and costs to the Company if the Offer does not close, including the potential effect on business and customer and employee relationships.

•
The all-cash consideration to be received by the Company’s stockholders that are U.S. persons in the Offer and the Merger would be taxable to such stockholders that have a gain for U.S. federal income tax purposes.

•
The other potentially negative factors considered by the Special Committee and the Company Board, and findings of the Special Committee and the Company Board with respect to potentially negative factors, as described in the Schedule 14D-9 under the captions “ “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — The Special Committee; Reasons for its Determinations” and “Item 4. The Solicitation or Recommendation — Background and Reasons for the Board Determinations — Reasons for the Board Determinations”.

The Purchaser Group did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness.

The table below sets forth the interests in the outstanding Shares and the interests in the Company’s net book value and net income for each member of the Purchaser Group before and upon completion of the Merger, based upon the Company’s historical net book value of $77,003,000 as of December 31, 2015 and the Company’s historical net income of $10,698,000 for the year ended December 31, 2015. The interests set forth in the table below do not give effect to the unvested restricted Shares of the Company prior to the Merger.

	Ownership Prior to the Merger				Ownership Upon Completion of the Merger
	%		Net income for the year ended December 31, 2015	Net book value as of December 31, 2015	%		Net income for the year ended December 31, 2015	Net book value as of December 31, 2015
Parent	0		$0	$0	100.0%		$10,698	$77,003
Purchaser	0		$0	$0	100.0%		$10,698	$77,003
Steel Holdings	25.1%	(1)	$2,685	$19,328	69.8%	(2)	$7,467	$53,748
Steel Holdings GP	25.1%	(1)	$2,685	$19,328	69.8%	(2)	$7,467	$53,748
DGT	25.1%	(1)	$2,685	$19,328	0		$0	$0
Warren Lichtenstein	0.2%	(3)	$21	$154	26.9%	(4)	$2,878	$20,714

(1)
Based on DGT’s direct ownership of approximately 25.1% of the Shares outstanding.  By virtue of their relationships with DGT, each of Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by DGT.

(2)	Based on the fact that each of Steel Holdings and Steel Holdings GP may be deemed to beneficially own approximately 69.8% of the outstanding shares of common stock of Parent.
(3)	Based on Mr. Lichtenstein’s beneficial ownership of approximately 0.2% of the Shares outstanding.
(4)	Based on Mr. Lichtenstein’s beneficial ownership of approximately 2.5% of the outstanding shares of common stock of Parent and approximately 35.0% of the outstanding common units of Steel Holdings.

The Purchaser Group’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price to the Company’s unaffiliated stockholders in relation to the going-concern value of the Company on a stand-alone basis. In reaching the conclusion as to fairness, the Purchaser Group did not consider the following:  (i) historical market prices; (ii) liquidation value; (iii) net book value; (iv) purchase prices paid in previous purchases of Shares; (v) any third party report, opinion or appraisal; or (vi) any firm offers made by any unaffiliated person, other than the Purchaser Group, during the past two years. Neither the historical market prices nor the purchase prices paid by the Company in previous purchases of the Shares in the past two years (no member of the Purchaser Group made any such purchases during such period) were considered because the Purchaser Group does not believe that the historical trading prices or previous purchase prices of the Shares provide an appropriately reliable indication of the current value of the Company and therefore are not relevant factors to a determination of fairness. The liquidation value was not considered because the Company is a viable going concern and the Purchaser Group has no plans to liquidate the Company. Therefore, the Purchaser Group believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer or the Merger is fair to unaffiliated stockholders. The Purchaser Group did not consider net book value, which is an accounting concept, as a factor because the Company’s business is not of a nature whose value is traditionally measured as a multiple of book value, as the Company’s value is derived from cash flows generated by continuing operations, and the Purchaser Group believes that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Purchaser Group did not receive any independent reports, opinions or appraisals from any third party related to the fairness of the transaction, and thus did not consider any such reports, opinions or appraisals in determining the fairness of the Offer or the Merger to the unaffiliated stockholders. Although Houlihan Lokey rendered an opinion to the Special Committee as to whether, as of April 4, 2016, the consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such unaffiliated stockholders, Houlihan Lokey’s opinion was addressed and rendered to the Special Committee and was not addressed to or rendered to the Purchaser Group. As a result, the Purchaser Group is not entitled to rely upon Houlihan Lokey’s opinion and, consequently, the Purchaser Group did not consider such opinion in reaching its determination as to the fairness of the Offer and the Merger to the unaffiliated stockholders of the Company. The Purchaser Group is not aware of, and thus did not consider, any firm offers made by any unaffiliated person, other than the Purchaser Group, during the past two years for (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) the sale or other transfer of all or a substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control over the Company.

The Purchaser Group considered that the Supermajority of the Minority Condition applies to all stockholders of the Company other than Parent and its affiliates.  The Purchaser Group believes that, with respect to the Supermajority of the Minority Condition, the interests of the independent members of the Company Board and the Company’s executive officers are aligned with those of the unaffiliated stockholders of the Company.  Following the Offer and the Merger, the independent directors and senior management of the Company will not retain any equity interest in the Company.  The independent directors and executive officers are treated in the same manner as the unaffiliated stockholders, as their Shares will be cashed out in their entirety in the Offer or the Merger, as applicable.  Moreover, none of the independent directors of the Company Board will continue as a director of the Company.  Furthermore, the senior management of the Company had a very limited role in consummating the transaction and was not affiliated at all with the Purchaser Group.  In addition, there was no special compensation or other special arrangements made in connection with the transaction for the independent directors or the senior management of the Company.  The Special Committee also negotiated to increase the Supermajority of the Minority Condition from a standard majority to a condition that required 60% of the stockholders unaffiliated with Parent and its affiliates to tender their Shares in the Offer. Given that the independent directors and senior management hold approximately 1.65% of the outstanding Shares of the Company in the aggregate, this increased acceptance rate condition requires more than 50% of the unaffiliated Shares (excluding the Shares held by the independent directors and senior management, as well as the shares of held by Parent and its affiliates) for the Offer to be consummated. The Purchaser Group thus believes that this condition represents an important procedural safeguard to the transaction.

The foregoing discussion of the information and factors considered and given weight by the Purchaser Group is not intended to be exhaustive, but is believed to include the material factors considered by the Purchaser Group. The Purchaser Group’s views as to the fairness of the Offer and the Merger to stockholders of the Company should not be construed as a recommendation to any stockholder regarding whether to tender Shares into the Offer.”

2.           The caption and first three paragraphs under Special Factors — Section 9 — Certain Relationships between Parent, Purchaser or Acquisition Sub and the Company are hereby amended and restated to read as follows:

“9.	Special Factors. Certain Relationships between the Purchaser Group and the Company.

As of the date hereof, SPH Group Holdings LLC (“SPHG Holdings”), a wholly owned subsidiary of Steel Holdings, beneficially owns 8,560,592 shares of Parent’s common stock, representing approximately 69.8% of Parent’s outstanding shares of common stock. The power to vote and dispose of the securities held by SPHG Holdings is controlled by Steel Holdings GP, the general partner of Steel Holdings.

DGT, a wholly owned subsidiary of Steel Holdings, is the beneficial owner of 994,840 Shares, representing approximately 25.1% of the issued and outstanding Shares.  By virtue of their relationships with DGT, each of Steel Holdings and Steel Holding GP may be deemed to beneficially own the Shares owned directly by DGT.  Effective March 28, 2016, SPHG Holdings caused the 994,840 Shares then owned directly by it to be transferred to DGT.

Warren G. Lichtenstein, a director of the Company, is also Chairman of the Board of Parent and the Executive Chairman of Steel Holdings GP.  Glen Kassan, a director of the Company, was formerly affiliated with Steel Holdings GP.  As of the date hereof, Mr. Lichtenstein owns directly 7,507 Shares and beneficially owns an additional 6,000 unvested restricted Shares.  As of the date hereof, Mr. Kassan owns directly 17,000 Shares and beneficially owns an additional 6,000 unvested restricted Shares.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 23, 2016

HANDY & HARMAN LTD.

By:	/s/ Douglas Woodworth
	Name:	Douglas Woodworth
	Title:	Chief Financial Officer

HANDY & HARMAN GROUP LTD.

By:	/s/ Douglas Woodworth
	Name:	Douglas Woodworth
	Title:	Senior Vice President

SLI ACQUISITION CO.

By:	/s/ Douglas Woodworth
	Name:	Douglas Woodworth
	Title:	Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc.
General Partner

By:	/s/ Douglas Woodworth
	Name:	Douglas Woodworth
	Title:	Chief Financial Officer

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Douglas Woodworth
	Name:	Douglas Woodworth
	Title:	Chief Financial Officer

DGT HOLDINGS CORP.

By:	/s/ Douglas Woodworth
	Name:	Douglas Woodworth
	Title:	Chief Financial Officer

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN